

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

<u>Via E-Mail</u>
Richard M. Rosenblatt
Chairman and Chief Executive Officer
Demand Media, Inc.
1299 Ocean Avenue, Suite 500
Santa Monica, California 90401

> **Re:** **Demand Media, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2012**
> **File No. 333-183554**

Dear Mr. Rosenblatt:

We have limited our review of your registration statement to those issues we have addressed in our comment below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your shelf registration statement seeks to register the resale offering by selling shareholders of an unspecified number of shares of your common stock, as well as the primary offering by the company of unspecified amounts of the securities listed in the fee table. Securities that are registered on Form S-3 pursuant to General Instruction II.D. of Form S-3 must be offered pursuant to General Instruction I.B.I. or I.B.2. of Form S-3, which relate only to primary offerings by issuers. Please also refer to footnote 525 to SEC Release No. 33-8591. Note, however, that a resale offering may be included in the pending registration statement, provided that the number of shares being offered, the offering price, and the fee payable with respect to the resale offering are separately allocated in the fee table. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-Mail
        W. Alex Voxman, Latham & Watkins LLP